Exhibit 12.1

KILROY REALTY CORPORATION

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	For the Six Months Ended June 30		Year Ended December 31,
	2013		2012		2011		2010		2009		2008
Earnings:
Income (loss) from continuing operations	$12,068		$5,447		$(3,728)		$(427)		$15,569		$28,181
Plus Fixed Charges (incl continuing and disco ops):
Interest expense (including amortization of loan costs)	39,168		79,114		89,409		59,941		46,119		45,346
Capitalized interest and loan costs	16,212		19,792		9,130		10,015		9,683		18,132
Estimate of interest within rental expense	2,040		3,475		1,481		997		871		871
Distributions on Cumulative Redeemable Preferred units	0		3,541		5,588		5,588		5,588		5,588

Fixed Charges	57,420		105,922		105,608		76,541		62,261		69,937
Plus: Amortization of capitalized interest(1)	2,890		5,318		4,622		4,348		4,067		3,669
Less: Capitalized interest and loan costs	(16,212)		(19,792)		(9,130)		(10,015)		(9,683)		(18,132)
Less: Distributions on Cumulative Redeemable Preferred units	—		(3,541)		(5,588)		(5,588)		(5,588)		(5,588)

Earnings	56,166		93,354		91,784		64,859		66,626		78,067

Fixed Charges in Excess of Earning (in thousands)	$1,254		$12,568		$13,824		$11,682

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	57,420		105,922		105,608		76,541		62,261		69,937
Preferred Dividends	6,626		10,567		9,608		9,608		9,608		9,608
Combined Fixed Charges and Preferred Dividends	$64,046		$116,489		$115,216		$86,149		$71,869		$79,545
Consolidated ratio of earnings to fixed charges	0.98	x	0.88	x	0.87	x	0.85	x	1.07	x	1.12	x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	0.88	x	0.80	x	0.80	x	0.75	x	0.93	x	0.98	x
Deficiency (in thousands)	$7,880		$23,135		$23,432		$21,290		$5,243		$1,478

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units prior to their redemption on August 15, 2012.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units prior to their redemption on August 15, 2012. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units prior to their redemption on August 15, 2012.